FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                             30th January 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Quarterly Cash flow report







This report is lodged in accordance with Australian Stock Exchange requirements.

                                                                       Rule 4.7B

                                  Appendix 4C

                                Quarterly report
                             for entities admitted
                          on the basis of commitments


Introduced 31/3/2000.


Name of entity
                        VIROTEC INTERNATIONAL LTD

ACN or ARBN                                   Quarter ended ("current quarter")
       004 801 398                                       31 DECEMBER 2002



Consolidated statement of cash flows


                                                          Current quarter     Year to date ( 6 Months)

Cash flows related to operating activities                    $A'000                   $A'000

1.1    Receipts from customers                                  214                     518

1.2    Payments for             (a)  staff costs               (451)                   (812)
                                (b)  advertising and marketing  (98)                   (152)
                                (c)  research and development  (701)                  (1416)
                                (d)  leased  assets               -                       -
                                (e)  other working capital     (660)                   (1208)

1.3    Dividends received                                        -                       -
1.4    Interest and other items of a similar nature             123                     263
       received
1.5    Interest and other costs of finance paid                  -                       -
1.6    Income taxes paid                                         -                       -
1.7    Other (mining lease maintenance)                        (98)                    (138)

       Net operating cash flows                              (1671)                   (2945)



                                                             Current quarter     Year to date (6 months)

                                                                 $A'000                  $A'000
1.8    Net operating cash flows (carried forward)                (1671)                  (2945)

       Cash flows related to investing activities

1.9    Payment for acquisition of:

      (a)  businesses (item 5)                                      -                       -

       (b)  equity investments                                      -                       -

       (a)  intellectual property                                   -                       -

       (b)  physical non-current assets                           (32)                    (183)

       (c)   other non-current assets                               -                       -

1.10   Proceeds from disposal of:                                   -                       -

       (a) businesses (item 5)                                      -                       -

       (b) equity investments                                       -                       -

       (d)  intellectual property                                   -                       -

       (e)  physical non-current assets                            49                      61

       (f)    other non-current assets                              -                       -

1.11   Loans to other entities                                      -                       -
1.12   Loans repaid by other entities                               -                       -
1.13   Other (provide details if material)                          -                       -
                                                                   17                     (122)

       Net investing cash flows

1.14   Total operating and investing cash flows                  (1654)                  (3067)


       Cash flows related to financing activities

1.15   Proceeds from issues of shares, options, etc.                -                       -
1.16   Proceeds from sale of forfeited shares                       -                       -
1.17   Proceeds from borrowings                                     -                       -
1.18   Repayment of borrowings                                      -                       -
1.19   Dividends paid                                               -                       -
1.20   Other                                                        -                       -


       Net financing cash flows                                     -                       -


       Net increase (decrease) in cash held                      (1654)                  (3067)


1.21   Cash at beginning of quarter/year to date                  10484                   11897
1.22   Exchange rate adjustments to item 1.20                       -                       -
1.23   Cash at end of quarter                                     8830                    8830



Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities


                                                                                  Current quarter

                                                                                       $A'000


1.24      Aggregate amount of payments to the parties included in item 1.2              212

1.25      Aggregate amount of loans to the parties included in item 1.11                 -

1.26      Explanation necessary for an understanding of the transactions
          Directors fees:  $32,160
          Consultancy fees:  $180,056




Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows nil


2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest nil


Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).


                                                              Amount available            Amount used

                                                                   $A'000                    $A'000


3.1     Loan facilities                                               -                        -

3.2     Credit standby arrangements                                   -                        -





Reconciliation of cash


Reconciliation of cash at the end of the quarter (as      Current quarter           Previous quarter
shown in the consolidated statement of cash flows)
to the related items in the accounts is as follows.           $A'000                     $A'000


4.1   Cash on hand and at bank                                  180                        84
4.2   Deposits at call                                         8650                      10400
4.3   Bank overdraft                                             -                         -
4.4   Other (provide details)                                    -                         -
      Total: cash at end of quarter (item 1.22)                8830                      10484





Acquisitions and disposals of business entities


                                          Acquisitions                            Disposals

                                         (Item 1.9(a))                         (Item 1.10(a))

5.1   Name of entity                           -                                      -
5.2   Place of incorporation                   -                                      -
      or registration
5.3   Consideration for                        -                                      -

      acquisition or disposal
5.4   Total net assets                         -                                      -
5.5   Nature of business                       -                                      -



Compliance statement


1     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.



2     This statement does give a true and fair view of the matters disclosed.





Sign here:         ........................    Date:     30 January 2003
                       (Company secretary)



Print name:                   ANGUS CRAIG


Notes



1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.



2. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.



                           6.2       - reconciliation of cash flows arising from
                                       operating activities to operating profit or loss

                           9.2       - itemised disclosure relating to
                                       acquisitions

                           9.4       - itemised disclosure relating to disposals

                           12.1(a) - policy for classification of cash items

                          12.3      - disclosure of restrictions on use of cash

                          13.1      - comparative information



3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary